July 15, 2019

CERTIFIED MAIL
RETURN RECEIPT REQUESTED

Christopher A. Wilson
General Counsel, Vice President & Secretary
General Finance Corporation
39 East Union Street
Pasadena, California 91103

        Re: General Finance Corporation
            Registration Statement on Form S-3
            Filed September 18, 2018
            File No. 333-227399

Dear Mr. Wilson:

        It has been more than nine months since you filed this registration statement and it is now out of date. Within 30 days from the date of this letter, you should either:

    amend it to comply with the applicable requirements of the Securities Act of 1933, the rules and regulations under the Act, and the requirements of the form; or

    file a request for withdrawal.

       If you requested confidential treatment for portions of any exhibits to your registration statement and you request withdrawal of that registration statement, please submit a concurrent request for withdrawal of your application for confidential treatment.

       If you do not amend the registration statement or file a request for withdrawal (or provide us with a satisfactory explanation of why you have not done either) within 30 days, we may enter an order declaring the registration statement abandoned under rule 479 of the Act.

        Please contact Sergio Chinos at 202-551-7844 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
 Christopher A. Wilson
General Finance Corporation
July 15, 2019
Page 2
                                           Office of Manufacturing and
                                           Construction
FirstName LastNameChristopher A. Wilson
cc:       Jody E. Miller
Comapany NameGeneral Finance Corporation
July 15,CERTIFIED MAIL
           2019 Page 2
          RETURN RECEIPT REQUESTED
FirstName LastName